Exhibit 99.2

NOTICE OF CHANGE IN CORPORATE STRUCTURE

Pursuant to Section 4.9 of National Instrument 51-102 –
Continuous Disclosure Obligations

1.	Names of the parties to the transaction

Hut 8 Mining Corp. ("Hut 8")

U.S. Data Mining Group, Inc. ("USBTC")

Hut 8 Corp. ("New Hut")

2.	Description of the transaction

On February 6, 2023, Hut 8 entered into a business combination agreement (the "Business Combination Agreement") by and among USBTC and New Hut, pursuant to which Hut 8 and its direct wholly owned subsidiary, Hut 8 Holdings Inc., were amalgamated on November 30, 2023 (the "Effective Date") as part of a court-sanctioned plan of arrangement under the BCBCA (the "Arrangement"), with the capital of the resulting entity ("Hut Amalco") being the same as the capital of Hut 8.

On the Effective Date, following the amalgamation and pursuant to the Arrangement, each common share of Hut Amalco was exchanged for 0.2000 (the "Exchange Ratio") of a share of New Hut common stock (the "New Hut Shares").

On the Effective Date, following the completion of the Arrangement, a newly-formed direct wholly-owned subsidiary of New Hut merged with and into USBTC, with each share of common stock and preferred stock of USBTC being exchanged for 0.6716 of a New Hut Share in a merger executed under the laws of the State of Nevada (the "Merger", together with the Arrangement, the "Transaction").

As a result of the transactions completed under the Business Combination Agreement, Hut 8 and USBTC became wholly-owned subsidiaries of New Hut, and the shareholders of Hut 8 and the stockholders of USBTC collectively each, as a group, own approximately 50% of the New Hut Shares on a fully-diluted in-the-money basis.

Prior to the completion of the Transaction, the common shares of Hut 8 were listed on the Toronto Stock Exchange and the Nasdaq Stock Market under the ticker symbol "HUT".

New Hut is a reporting issuer in all of the provinces and territories of Canada and the New Hut Shares are listed on the Toronto Stock Exchange and the Nasdaq Stock Market under the ticker symbol "HUT". The authorized capital of New Hut consists of 1,000,000,000 New Hut Shares with par value of $0.01 per New Hut Share and 25,000,000 preferred stock with par value of $0.01 per preferred stock.

Immediately prior to the effective time on the Effective Date, Hut 8 had the following outstanding securities: (i) 221,730,042 common shares (the "Hut 8 Shares"), (ii) 7,335,324 restricted share units (the "RSUs"), (iii) 430,978 deferred share units (the "DSUs"), (iv) 115,000 options to purchase Hut 8 Shares (the "Options"), and (v) 9,477 warrants to purchase Hut 8 Shares (the "Warrants").

Notice of the special meeting of holders of Hut 8 Shares to consider the transactions contemplated under the Business Combination Agreement was delivered to holders of Hut 8 Shares, RSUs, DSUs, Options, and Warrants in accordance with the requirements set out in the Interim Order of the Supreme Court of British Columbia dated August 11, 2023.

Pursuant to the Arrangement, and in addition to the share exchange described above, the following occurred as of the effective time on the Effective Date:

(a)	each Option was exchanged for a replacement option of New Hut to purchase that number of New Hut Shares equal to the product obtained when the number of Hut 8 Shares subject to such Options immediately prior to the effective time on the Effective Date is multiplied by the Exchange Ratio;

(b)	the terms of each RSU outstanding immediately prior to the effective time on the Effective Date was adjusted so that upon settlement the holder of a RSU shall be entitled to receive either a cash payment equal to the product obtained when the market value of a New Hut Share is multiplied by the Exchange Ratio, (ii) that number of New Hut Shares equal to the Exchange Ratio or (iii) a combination of cash and New Hut Shares;

(c)	the terms of each DSU outstanding immediately prior to the effective time on Effective Date was adjusted so that upon settlement the holder of a DSU shall be entitled to receive either a cash payment equal to the product obtained when the market value of a New Hut Share is multiplied by the Exchange Ratio, (ii) that number of New Hut Shares equal to the Exchange Ratio or (iii) a combination of cash and New Hut Shares; and

(d)	each holder of a Warrant became entitled to receive upon the exercise of such holder's Warrant, in lieu of Hut 8 Shares to which such holder was theretofore entitled upon such exercise, that number of New Hut Shares equal to the product obtained when the number of Hut 8 Shares subject to such Warrant immediately prior to the effective time on the Effective Date is multiplied by the Exchange Ratio, at an exercise price for each New Hut Share equal to the quotient obtained when the exercise price per Hut 8 Share under the Warrant is divided by the Exchange Ratio.

Upon the exercise of Options and Warrants or upon the vesting of DSUs and RSUs, only New Hut Shares are issuable. No Hut 8 Shares are issuable upon the exercise of Options and Warrants or upon the vesting of RSUs and DSUs.

The treatment of the RSUs, DSUs and Options is consistent with the terms of Hut 8's omnibus equity incentive plan, and the treatment of Warrants is consistent with the terms of the agreement governing such Warrants.

All of the issued and outstanding Hut 8 Shares were delisted from the Toronto Stock Exchange and the Nasdaq Stock Market effective at the close of business on December 1, 2023.

The common stock of New Hut will begin trading on the Nasdaq Stock Market and the Toronto Stock Exchange under the ticker symbol "HUT" on December 4, 2023.

3.	Effective date of the transaction

The Effective Date of the Transaction is November 30, 2023.

4.	Name of each party, if any, that ceased to be a reporting issuer after the transaction and of each continuing entity

As a result of the transaction, Hut 8 and USBTC became wholly-owned subsidiaries of New Hut. Hut 8 has made an application to cease to be a reporting issuer in all jurisdictions where it is a reporting issuer, being all of the provinces and territories of Canada.

5.	Date of the reporting issuer's first financial year-end, if applicable

New Hut's first financial year-end subsequent to the Transaction will be December 31, 2023.

6.	The periods, including comparative periods, if any, of the interim and annual financial statements required to be filed for the reporting issuer's first financial year after the transaction, if applicable

The financial statements for New Hut for the financial year ended December 31, 2023.

7.	Documents filed under NI 51-102 that describe the transaction and where those documents can be found in electronic format

Further information regarding the Transaction is contained in (i) the management information circular of Hut 8 dated August 11, 2023 and (ii) the press release dated November 30, 2023, copies of which is available on New Hut's SEDAR+ profile at www.sedarplus.ca.

DATED this 6th day of December, 2023.